UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Great Elm Capital Corp.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

390320703

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390320703

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 369,140(1)
	8	SHARED VOTING POWER 429,331(2)
	9	SOLE DISPOSITIVE POWER 369,140(1)
	10	SHARED DISPOSITIVE POWER 429,331(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IA, PN

(1)	Northern Right Management (as defined herein) may be deemed to beneficially own 369,140 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein).
(2)	Northern Right Management may be deemed to beneficially own 429,331 shares of Common Stock currently held by Northern Right QP (as defined herein) and NRC Partners I (as defined herein).

CUSIP No. 390320703

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,399
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 220,399
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 390320703

1	NAME OF REPORTING PERSONS NRC Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,932
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 208,932
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 390320703

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 798,471(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 798,471(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IA, OO

(1)	BCA (as defined herein) may be deemed to beneficially own 798,471 shares of Common Stock currently held by Northern Right QP, NRC Partners I and the Managed Accounts.

CUSIP No. 390320703

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,617
	8	SHARED VOTING POWER 798,471(1)
	9	SOLE DISPOSITIVE POWER 61,617
	10	SHARED DISPOSITIVE POWER 798,471(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 860,088
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Drapkin may be deemed to beneficially own 798,471 shares of Common Stock currently held by Northern Right QP, NRC Partners I and the Managed Accounts.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2022 on behalf of the Reporting Persons (as defined below), with respect to the shares of common stock, $0.01 Par Value (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”) (as amended, this “Statement”).

This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); NRC Partners I, LP, a Delaware limited partnership (“NRC Partners I”); BC Advisors, LLC, a Texas limited liability company (“BCA”); and Matthew A. Drapkin.

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP and NRC Partners I, and the investment manager for separate managed accounts on behalf of investment advisory clients (the “Managed Accounts”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $7,800,000 (including commissions) to purchase 624,000 shares of Common Stock. Funds used to purchase the reported securities have come from the personal account of Mr. Drapkin and other accounts under his control, as well as from the working capital of Northern Right QP, NRC Partners I and the Managed Accounts, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)–(j) On May 17, 2022, the Issuer filed its prospectus (the “Prospectus”) setting forth the terms and conditions of its non-transferable subscription rights offering to stockholders of record as of May 23, 2022 (the “Rights Offering”). Under the provisions of the Rights Offering, the Reporting Persons received the right to subscribe for one share of Common Stock for every right held at a price of $12.50 per share (the “Primary Subscription Right”), and if the Reporting Persons fully exercised all subscription rights issued to them, the right to subscribe for additional shares of Common Stock that remained unsubscribed as a result of any unexercised rights (the “Over-Subscription Privilege”).

During the subscription period that commenced on May 26, 2022 and expired on June 10, 2022, each of NRC Partners I, Northern Right Management and Mr. Drapkin fully exercised the Primary Subscription Right and also exercised the Over-Subscription Privilege to varying degrees. Additionally, Northern Right QP partially exercised the Primary Subscription Right and did not exercise the Over-Subscription Privilege. As a result of the closing of the Rights Offering on June 10, 2022, each of the Reporting Persons received all shares of Common Stock subscribed for by such Reporting Person in the Rights Offering.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following information for updating as of the date hereof:

(a), (b)

All calculations of percentage ownership in this Statement are based on a total 7,601,958 shares of Common Stock outstanding as of the date hereof, which amount is derived from 4,601,391 shares of Common Stock as reported as outstanding as of May 6, 2022 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 plus 3,000,567 shares of Common Stock issued pursuant to the Rights Offering.

The Reporting Persons may be deemed to beneficially own in the aggregate 860,088 shares of Common Stock, which represent approximately 11.3% of the outstanding shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 220,399 shares of Common Stock (the “QP Shares”), which represent approximately 2.9% of the outstanding shares of Common Stock.

NRC Partners I beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 208,932 shares of Common Stock (the “NRC shares”), which represent approximately 2.7% of the outstanding shares of Common Stock.

As general partner of Northern Right QP and NRC Partners I, Northern Right Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the QP shares and the NRC shares. Northern Right Management disclaims beneficial ownership of such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or to direct the vote of (and the sole power to dispose or direct the disposition of) the 369,140 shares of the Common Stock held by the Managed Accounts. In the aggregate, such shares represent approximately 10.5% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent 10.5% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 61,617 shares of Common Stock. Mr. Drapkin, as managing member of BCA, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 11.3% of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

(c) Except as set forth in this Statement, none of the Reporting Persons has effected any transaction in shares of Common Stock since the filing of their initial Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the following information for updating as of the date hereof:

The disclosure set forth in Item 4 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

NRC PARTNERS I, LP

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

/s/ Matthew A. Drapkin
Matthew A. Drapkin